901 W. Walnut Hill Lane, Suite 110A

Irving, Texas 75038

November 9, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RumbleOn, Inc. Registration Statement on Form S-3 File No. 333-274859

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-274859), so that it may become effective at 4:30 p.m. Eastern time on November 13, 2023 or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

RUMBLEON, INC.

By:	/s/ Mathew W. Grynwald
	Name:	Mathew W. Grynwald
	Title:	General Counsel and Secretary

cc:	Geoffrey L. Newton, Baker Botts L.L.P. Sarah J. Dodson, Baker Botts L.L.P.